4-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02027496

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002.

APR 23 2002

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

PROCESSED
MAY 06 2002
THOMSON
FINANCIAL

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

serono

Media Release

FOR IMMEDIATE RELEASE

SERONO REPORTS REBIF® GROWTH OF 45.7% IN Q1 2002

-Rebif® launched in the US following FDA approval on March 7, 2002-

Geneva, Switzerland, April 23, 2002 – Serono S.A. (virt-x: SEO and NYSE: SRA) today reported its first quarter results for the period ended March 31, 2002

- Product sales up 10.4% in local currencies to $313.5m (2001: $294.4m)
- Rebif® continues its strong growth, with sales up 45.7% in local currencies to $115.3m
- EVIDENCE study 48 week data presented at the American Academy of Neurology meeting on April 16
- Gross margin up 3 percentage points to 83.8% of product sales
- Operating income $79.7m, up 9.2%
- Net income $69.5m, equivalent to EPS of $4.32 per equivalent bearer share and $0.11 per ADS

"I am delighted with the launch and initial sales performance of Rebif® in the United States," said Ernesto Bertarelli, Chief Executive Officer of Serono. "The early approval of Rebif® by the FDA will support our growth going forward," he continued.

MULTIPLE SCLEROSIS

In the first quarter 2002, sales of Rebif ® increased by 45.7% in local currencies to $115.3m (2001: $83.0m) as a result of strong performance in several countries. In both value and patient terms, Rebif® is market leader outside the US and is now registered in 76 countries.

On March 7, 2002 the US Food and Drug Administration (FDA) approved Rebif® for the treatment of relapsing forms of multiple sclerosis. The product was launched on March 11, 2002, two working days after FDA approval, thanks to the prior investment in relevant infrastructure. The total IMS prescription data for Rebif® in the US, from the last 4 weeks, shows an average week-on-week growth of 96.4%.

Details of the 48-week data from the Rebif® vs Avonex® comparative EVIDENCE study were presented at the AAN annual meeting on April 16. The positive 48-week results are consistent with the findings from the 24-week assessment which, along with the PRISMS study results, served as the basis for U.S. approval of Rebif® 14 months prior to the expiration of Avonex®'s market exclusivity.

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REPRODUCTIVE HEALTH – CRINONE® RELAUNCHED IN THE US

In the first quarter 2002 worldwide reproductive health sales were $141.3m (2001: $142.4m), an increase of 2.5% in local currencies.

Gonal-F® sales were $101.2 m (2001: $101.0m), an increase of 3.5% in local currencies.

Serono re-launched Crinone® 8% (progesterone gel) in the US in March 2002, with sales of $3.2m, following the resolution by Columbia Laboratories of the manufacturing issues which resulted in the voluntary recall of the product in early April 2001.

GROWTH HORMONE – SAIZEN® GROWS BY 35.6% IN LOCAL CURRENCIES

In the first quarter 2002 Saizen® sales increased by 35.6% in local currencies to $29.5m (2001: $22.7m). This excellent performance is largely due to the continued success of the innovative delivery devices cool.click™ (a needle-free injector) and one.click™ (a fast-retractable needle injector), as well as the recent launch in adult growth hormone deficiency in Europe.

During the first quarter 2002 Serostim® sales were $19.9m (2001: $29.5m). We expect conditions in the HIV-associated wasting market to remain difficult throughout 2002. The needle-free injection device Serojet™ was launched in February 2002.

SALES GROWTH

European sales increased by 15.7% in local currencies to $141.5m driven by continued growth of Rebif®, and Saizen®. North American sales were up 5.1% to $95.3m (2001: $91.2m). Strong sales performances were recorded in Japan and in Oceania where growth reached 28.2% and 23.3% respectively. Sales in the Middle East, Africa and Eastern Europe also grew strongly at 26.1% to $25.3m. Due to the difficult economic conditions in Argentina, sales in Latin America were down 7.9% to $26.9m.

FINANCIAL PERFORMANCE

Royalty and licensing income in the first quarter 2002 increased by 6.5% in local currencies to $28.4m (2001: $26.9m).

Total revenues increased by 10.0% in local currencies to $341.9m (2001: $321.3m).

The gross margin increased by 3 percentage points, to 83.8% of product sales (2001: 80.8%) as a result of continued manufacturing improvements leading to higher production yields and the continued increase in the proportion of biotechnology products, which reached 85.6% of product sales in the first quarter 2002 (2001: 80.5% of product sales).

-more-

Selling, general and administrative expenses were $116.3m or 37.1% of product sales (2001: $100.2m or 34.1% of product sales) as a result of launch costs of Rebif® in the US.

Research and Development expenses were $75.6m or 24.1% of product sales (2001: $73.5m or 25.0% of product sales).

Operating income increased to $79.7m this quarter, which represents 25.4% of product sales, up 9.2% from $73.0m in the same period last year.

Net financial income was $4.6m (2001: $16.5m) as a result of the substantial reduction of interest rates over the past twelve months and the negative economic conditions in Argentina.

Net income was $69.5m (2001: $72.0m), as a result of investments related to the launch of Rebif® in the US, and the reduction in net financial income. Basic earnings per share for the first quarter 2002 were $4.32 per bearer share and $0.11 per American Depositary Share.

For the period ended March 31, 2002, net cash flow from operating activities was $44.9m compared to $126.0m in 2001.

OUTLOOK FOR THE FULL YEAR 2002

We maintain our outlook for the full year 2002 of around 15% product sales growth in local currencies and bottom-line earnings growth of 15-17%.

CONFERENCE CALL AND WEBCAST

Serono will hold a conference call to discuss its First Quarter 2002 Results and the EVIDENCE Study 48-week Data on Tuesday, April 23, 2002, at 10:00 am Eastern Daylight Time and 16.00 pm Central European Time. To join the telephone conference, please dial +1 412 858 4600 (from the US), +41 91 610 41 11 (from Europe), and 091 610 41 11 (from Switzerland). Telephone playback will be available one hour after the conference call and until Thursday, April 25, 5 pm Central European Time. To access this playback please dial the following numbers +1 412 858 14 40 (from the US) +41 91 610 2500 (from Europe) and 091 610 25 00 (from Switzerland) and enter the PIN code 347# from a touch tone telephone.

The event will also be relayed by live webcast which interested parties may access via Serono's USA affiliate. Please go to www.seronousa.com, click on the related ticker announcement, and follow the instructions. The webcast will be available for replay until close of business on May 07, 2002.

-more-

###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2001. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:

Media Relations:
Tel: +41-22-739 36 00
Fax: +41-22-739 30 85
www.serono.com

Investor Relations:
Tel: +41-22-739 36 01
Fax: +41-22-739 30 22
Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US

Noonan/Russo Communications:
Tel: +44-207 726 4452
Fax: +44-207 726 4453
www.noonanrusso.com

Serono,Inc., Rockland, MA
Media Relations:
Tel. +1 781 681 2340
Fax: +1 781 6812935
www.seronousa.com

On the following pages, there are:

- Tables detailing sales in dollars and local currencies by therapeutic area, geographic region and the top 10 products for the 3 months ended March 31, 2002 and 2001.
- The unaudited consolidated financial statements for the 3 months ended March 31, 2002 and 2001, including income statements, balance sheets and statements of cash flows, prepared in accordance with International Accounting Standards (I.A.S.).

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SALES BY THERAPEUTIC AREA

	Three Months Ended March 31, 2002				Three Months Ended March 31, 2001	
	$ million	% of sales	% Change $	% change L/C	$ million	% of sales
Reproductive Health	141.3	45.1%	(0.7%)	2.5%	142.4	48.4%
Multiple Sclerosis	115.3	36.8%	38.9%	45.7%	83.0	28.2%
AIDS Wasting	19.9	6.3%	(32.6%)	(32.5%)	29.5	10.0%
Growth	29.5	9.4%	29.9%	35.6%	22.7	7.7%
Others	7.5	2.4%	(55.2%)	(54.2%)	16.8	5.7%
Total sales (US$ million)	**$ 313.5**	**100%**	**6.5%**	**10.4%**	**$ 294.4**	**100%**

SALES BY GEOGRAPHIC REGION

	Three Months Ended March 31, 2002				Three Months Ended March 31, 2001	
	$ million	% of sales	% change $	% change L/C	$ million	% of sales
Europe	141.5	45.1%	8.4%	15.7%	130.5	44.3%
North America	95.3	30.4%	4.5%	5.1%	91.2	31.0%
Latin America	26.9	8.6%	(7.9%)	(7.9%)	29.2	9.9%
Others	49.8	15.9%	14.8%	18.1%	43.5	14.8%
Total sales (US$ million)	**$ 313.5**	**100%**	**6.5%**	**10.4%**	**$ 294.4**	**100%**

TOP TEN PRODUCTS

		Three Months Ended March 31, 2002				Three Months Ended March 31, 2001	
	* TA	$ million	% of sales	% Change $	% change L/C	$ million	% of sales
Rebif®	MS	115.3	36.8%	38.9%	45.7%	83.0	28.2%
Gonal-F®	RH	101.2	32.3%	0.2%	3.5%	101.0	34.3%
Saizen®	Growth	29.5	9.4%	29.9%	35.6%	22.7	7.7%
Serostim®	Wasting	19.9	6.3%	(32.6%)	(32.5%)	29.5	10.0%
Metrodin HP®	RH	14.0	4.5%	(20.6%)	(16.5%)	17.6	6.0%
Pergonal®	RH	8.8	2.8%	14.2%	14.9%	7.7	2.6%
Profasi®	RH	5.0	1.6%	(9.4%)	(7.3%)	5.5	1.9%
Cetrotide®	RH	3.7	1.2%	130.9%	140.2%	1.6	0.5%
Stilamin®	Other	3.3	1.0%	(34.4%)	(33.2%)	5.0	1.7%
Crinone®	RH	3.2	1.0%	(17.0%)	(16.4%)	3.8	1.3%

*** Therapeutic Areas**

RH = Reproductive Health   Wasting = AIDS Wasting
MS = Multiple Sclerosis   Growth = Growth Retardation

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Consolidated Income Statements

Three months ended March 31	2002 * US$'000	% of Sales	% change	2001 * US$'000	% of Sales
Revenues					
Product sales	**313'532**	**100.0%**	6.5%	294'384	100.0%
Royalty and license income	**28'359**		5.4%	26'917	
Total Revenues	**341'891**		6.4%	321'301	
Operating Expenses					
Cost of product sales	**50'760**	**16.2%**	(10.4%)	56'649	19.2%
Selling, general and administrative	**116'340**	**37.1%**	16.1%	100'242	34.1%
Research and development	**75'636**	**24.1%**	2.9%	73'535	25.0%
Other operating expense, net	**19'430**	**6.2%**	8.6%	17'899	6.1%
Total Operating Expenses	**262'166**	**83.6%**	5.6%	248'325	84.4%
Operating Income	**79'725**	**25.4%**	9.2%	72'976	24.8%
Financial income, net	**4'613**		(72.0%)	16'470	
Other expense, net	**543**			577	
Total Non Operating Income, Net	**4'070**			15'893	
Income Before Taxes and Minority Interests	**83'795**	**26.7%**	(5.7%)	88'869	30.2%
Taxes	**14'245**			16'885	
Income Before Minority Interests	**69'550**			71'984	
Minority interests	**73**			10	
Net Income	**69'477**	**22.2%**	(3.5%)	71'974	24.4%

* Unaudited

	2002	% Change	2001
Basic Earnings per Share (in U.S. dollars)			
- Bearer shares	**4.32**	**(3.5%)**	4.48
- Registered shares	**1.73**	**(3.5%)**	1.79
- American depositary shares	**0.11**	**(3.5%)**	0.11

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$69.5 million (2001 US$72.0 million), by an appropriate number of shares. This is 11,670,858 bearer shares (2001 11,655,237) and 11,013,040 registered shares (2000 11,013,040). The total weighted average equivalent number of bearer shares is 16,076,074 (2001 16,060,453) for the three months ended March 31, 2002. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,695,125 (2001 11,679,571).

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Consolidated Balance Sheets

As of	March 31, 2002 * US$ 000	December 31, 2001 US$ 000
Assets		
Current Assets		
Cash and cash equivalents	**333'474**	1'131'091
Short-term investments	**501'228**	344'413
Trade accounts receivable	**245'888**	234'490
Inventories	**202'759**	196'063
Prepaid expenses	**30'734**	21'857
Other current assets	**137'346**	134'955
Total Current Assets	**1'451'429**	2'062'869
Long-term Assets		
Property, plant and equipment	**455'767**	460'767
Intangible assets	**105'779**	110'615
Long-term financial assets	**867'753**	241'009
Deferred tax assets	**106'145**	107'115
Other long-term assets	**26'634**	36'394
Total Long-Term Assets	**1'562'078**	955'900
Total Assets	**3'013'507**	3'018'769
Liabilities		
Current Liabilities		
Bank advances	**118'116**	154'295
Trade accounts payable	**45'349**	60'151
Other current liabilities	**235'423**	246'157
Current portion of long-term debt	**18'306**	18'959
Income taxes	**46'770**	55'948
Total Current Liabilities	**463'964**	535'510
Long-Term Liabilities		
Long-term debt	**36'868**	37'325
Other long-term liabilities	**212'318**	217'430
Deferred tax liabilities	**9'094**	9'003
Total Long-Term Liabilities	**258'280**	263'758
Total Liabilities	**722'244**	799'268
Minority Interests	**611**	587
Shareholders' Equity		
Share capital	**253'183**	252'955
Share premium	**978'302**	966'295
Retained earnings	**1'177'563**	1'108'086
Fair value reserves	**(30'229)**	(25'135)
Cumulative foreign currency translation adjustments	**(88'167)**	(83'287)
Total Shareholders' Equity	**2'290'652**	2'218'914
Total Liabilities, Minority Interests and Shareholders' Equity	**3'013'507**	3'018'769

* Unaudited

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Consolidated Statements of Cash Flows

Three months ended March 31	**2002 ***	2001
	US$ 000	US$ 000
Cash Flows From Operating Activities		
Income before taxes and minority interests	**83'795**	88'869
Depreciation and amortization	**22'846**	27'756
Financial income	**(16'526)**	(22'408)
Financial expense	**2'608**	3'734
Other non-cash items	**(8)**	(2'265)
Cash Flows From Operating Activities Before Working Capital Changes	**92'715**	95'686
Working Capital Changes		
Trade accounts payable, other current liabilities and deferred income	**(12'879)**	(574)
Trade accounts receivable	**(11'381)**	7'796
Inventories	**(5'514)**	(1'754)
Prepaid expenses and other current assets	**4'421**	43'845
Taxes paid	**(22'424)**	(19'015)
Net Cash Flow From Operating Activities	**44'938**	125'984
Cash Flows From Investing Activities		
Short-term investments	**(156'814)**	461'328
Intangible and other long-term assets	**(2'616)**	(26'772)
Investments in long-term financial assets	**(621'156)**	-
Capital expenditures	**(28'805)**	(14'617)
Disposals of fixed assets	**24**	9'010
Other non-current liabilities	**(6'903)**	2'949
Interest received	**(260)**	22'204
Net Cash From Investing Activities	**(816'530)**	454'102
Cash Flows From Financing Activities		
Bank advances	**(34'645)**	(14'376)
Payments on long-term debt	**(605)**	(34'493)
Proceeds from issuance of share capital	**11'602**	-
Proceeds from exercises of stock options	**349**	185
Interest paid	**(2'054)**	(3'964)
Net Cash From Financing Activities	**(25'353)**	(52'648)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(672)**	(2'557)
Net Increase in Cash and Cash Equivalents	**(797'617)**	524'881
Cash and Cash Equivalents		
- Beginning of period	**1'131'091**	223'009
- End of period	**333'474**	747'890

* Unaudited

-end-


serono
biotech & beyond
Q1 2002 Conference Call
Bertarelli
Officer
Brown
Vice Preside
North America
Francis
lopment Unit
Jacques Theurillat
Chief Financial Officer
Andrew Galazka
Senior Executive Vice President
Scientific Affairs

serono

biotech & beyond

This presentation may contain forward-looking statements that reflect management's current views as to the company's collaborative arrangements, clinical trials, product developments, regulatory approvals, manufacturing scale-up, and other future events and operations. These forward-looking statements involve uncertainties and other risks that are detailed in Serono's filings with the U.S. Securities and Exchange Commission, including the "Risk Factors" and "Operating and Financial Review and Prospects" sections of Serono's Annual Report on Form 20-F filed on April 23, 2001. Actual results could differ materially from these forward-looking statements.

This presentation is intended only for the purpose of providing information relevant to the investment community and should not be used for any other purposes.

Q1 2002 - Highlights

- Product sales: $313.5m up 10.4%*
- Rebif sales: $115.3m up 45.7%*
- Rebif US sales start well with 96.4% average week-on-week growth of total prescriptions
- 48-week EVIDENCE data presented at AAN
- Gross margin: up 3 percentage points to 83.8%
- Operating income: $79.7m up 9.2%
- Net income: $69.5m, due to US launch costs of Rebif and lower financial income
- EPS: $4.32 (per B share), $0.11 (per ADS)

* in local currencies

Rebif - Continuous Growth

- Market leader outside US in both patient and value terms
- Healthy ramp-up of US Rebif sales: 3.3% of new and renewed prescriptions



$m
120.0
100.0
80.0
60.0
40.0
20.0
0.0
24.8
50.7
83.0
115.3
+45.7%*
Q1 99
Q1 00
Q1 01
Q1 02

* in local currencies

Gonal-F Quarterly Sales



$m
120
110
100
90
80
70
60
50
40
1999
2000
2001
+3.5%*
$101.2m
Q1 99
Q2 99
Q3 99
Q4 99
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02

* in local currencies

Reproductive Health - New Investments to Maintain Leadership

- Rapid uptake of Gonal-F multi-dose now represents 23% of Q1 2002 Gonal-F sales
- Roll-out of Ovidrel (r-hCG) and Luveris (r-LH) continues
- Serono is the only company with 3 infertility hormones derived from recombinant technology (r-FSH, r-LH, r-hCG) on the market
- Crinone 8% relaunched in the US in March 2002

serono biotech & beyond


serono
biotech & beyond

Growth Hormone


35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
$m
22.7
29.5
29.5
19.9
+35.6%*
Q1 01
Q1 02
Saizen
Serostim

- Launch in adult growth deficiency
- Innovative delivery devices
  - cool.click in North America
  - one.click in Europe


coolclick
oneclick

- Phase 2/3 study in lipodystrophy and confirmatory study in HIV-associated wasting expected H2, 2002

* in local currencies

2001 Results

In actual US$ m.	Q1 02	% of sales	Q1 01	% of sales	Change (%) actual currencies	Change (%) local currencies
Sales (1)	313.5		294.4		6.5%	10.4%
Royalty & License Income	28.4		26.9		5.4%	6.5%
Revenues	**341.9**		**321.3**		**6.4%**	**10.0%**
Cost of good sold	50.8	16.2%	56.6	19.2%		
Product Gross Margin		83.8%		80.8%		
S G & A Expenses	116.3	37.1%	100.2	34.1%	16.1%	
R&D Expenses	75.6	24.1%	73.5	25.0%	2.9%	
Other Operating Expense	19.4		17.9			
Operating Income (EBIT)	**79.7**	**25.4%**	**73.0**	**24.8%**	**9.2%**	
Financial Income	4.6		16.5			
Taxes	14.2		16.9			
Net Income	**69.5**	**22.2%**	**72.0**	**24.4%**	**(3.5%)**	

serono biotech & beyond

Consistent Improvement in Gross Margin


$m
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
% of Sales
90
85
80
75
70
65
60
462
544
614
677
793
917
1036
291
67.7
67.6
71.1
73.7
75.3
80.0
82.9
83.8
1995
1996
1997
1998
1999
2000
2001
Q1 02
Gross Profit
Gross Margin %

- Continued manufacturing improvements lead to higher production yields
- Increasing proportion of recombinant products: 85.6% of sales (Q12001: 80.5% of product sales)

Guidance for 2002

- Rebif sales: 43-48%* growth
- Gonal-F sales: 10-15%* growth
- GH sales
  - Saizen: 10-15%* growth
  - Serostim: $90-100m
- Total product sales: 15%* growth
- Gross margin: 84-85% of product sales
- SG&A: 33-35% of product sales
- R&D: 23-25% of product sales
- Net income: 15-17% growth

* In local currencies


serono
biotech & beyond
Deborah Brown
Executive Vice President
Neurology North America

Rebif in the US – Product Positioning

Efficacy

- market research shows efficacy is the consistent driver of choice
- underpinned by EVIDENCE and PRISMS study results
- Rebif 44 mcg 3xweek clinically superior to Avonex 30mcg weekly on the proportion of relapse-free patients at 24 weeks

Convenience

- pre-filled syringe
- Rebiject autoinjector
- subcutaneous injection

Rebif in the US – Performance

- MS Lifelines – our call center passed the benchmark number of 1,000 prescriptions on 15th April
- 96.4% average week-on-week growth of total prescriptions
- 3.3% new and renewed prescriptions in the month to date
- Greatly exceeding historical conversion rates of over 11%

Rebif in the US – marketing approach

- **Physicians** – extensive series of professional education programs supported by large speaker pool
- **Nurses** – very important group: focus on educational events
- **Patients** - Direct-to-Patient Campaign, MS Lifelines Program
- **Advertising campaign**– *'NOW AVAILABLE* ' ads running in neurology journals and patient publications
- **Sales force** – highly qualified, experienced and trained

serono biotech & beyond

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

April 23, 2002

By: ______________________
Name: Jacques Theurillat
Title: Chief Financial Officer